UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

FAMOUS DAVE’S of AMERICA, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

307068106
(CUSIP Number)

Gary S. Kohler c/o Blue Clay Capital Management, LLC 5000 W 36th Street, Suite 115 Minneapolis, MN 55416 Telephone Number 612-200-1740
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	307068106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Clay Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

357,113

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

357,113

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

357,113

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%*

14.	TYPE OF REPORTING PERSON

IA

* These figures are as of December 22, 2017, after the Reporting Persons (as defined herein) ceased to beneficially own more than 5% of the Shares (as defined herein) of the Issuer (as defined herein).

CUSIP No.	307068106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gary S. Kohler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

357,113

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

357,113

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

357,113

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%*

14.	TYPE OF REPORTING PERSON

IN

* These figures are as of December 22, 2017, after the Reporting Persons ceased to beneficially own more than 5% of the Shares of the Issuer.

CUSIP No.	307068106

Item 1.	Security and Issuer.

The name of the issuer is FAMOUS DAVE'S of AMERICA, INC., a Minnesota corporation (the "Issuer"). The address of the Issuer's principal executive offices is 12701 Whitewater Drive, Suite 190, Minnetonka, Minnesota 55343. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)

This schedule 13D is being filed to report that, as of December 22, 2017, Blue Clay Capital Management, LLC, a Delaware limited liability company (“Blue Clay Capital”) and Gary S. Kohler, a United States citizen, each indirectly beneficially owned 4.8% of the Shares. Blue Clay Capital and Mr. Kohler are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”.

(b)	As of December 22, 2017, the principal business address for Blue Clay Capital and Gary S. Kohler was 5000 W 36th Street, Suite 115, Minneapolis, MN 55416.

(c)

As of December 22, 2017, Mr. Kohler was the Founding Principal, Portfolio Manager and Chief Investment Officer of Blue Clay Capital, an investment management firm that served as the investment manager of its private fund clients (“Funds”).

(d)	Mr. Kohler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares indirectly beneficially owned by the Reporting Persons as of December 22, 2017 came from working capital of the Funds. The net investment cost (including commissions, if any) of the Shares beneficially owned by the Reporting Persons as of December 22, 2017 was approximately $3,757,133. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for investment purposes. The Reporting Persons have engaged in, and may, in the future, engage in, discussions with management and/or representatives of the board of directors of the Issuer regarding general management strategy. The Reporting Persons reserve the right to be in contact with the members of the Issuer's management, the members of the Issuer's board of directors, other significant shareholders and others regarding alternatives that the Issuer could employ to significantly increase shareholder value. The Reporting Persons may change the number of Shares they beneficially own, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, including subscriptions and redemptions in the Funds. Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

The percentages reported owned by each person named herein are as of December 22, 2017, and are based upon 7,375,797 shares of common stock ("Shares") outstanding as of November 10, 2017, according to the Issuer's Form 10-Q for the quarterly period ended October 1, 2017.

As of December 22, 2017, each of the Reporting Persons may be deemed to be the beneficial owners of 357,113 Shares, constituting 4.8% of the Shares. These figures are presented as of December 22, 2017.

This Schedule 13D is being amended to reflect that, as of December 22, 2017, each of Blue Clay Capital and Gary S. Kohler ceased to beneficially own greater than 5% of the Issuer's Shares. Brian Durst retired as a member of Blue Clay Capital pursuant to a member redemption agreement (“Agreement”) effective between the Reporting Persons at October 24, 2017. As a result of entering into the Agreement, Mr. Durst no longer has involvement in Blue Clay Capital’s provision of investment advisory services to the Funds, and is no longer deemed to be the beneficial owner of the shares of the Issuer beneficially owned by the Reporting Persons as of the date of the Agreement.

The transactions by the Reporting Persons in the securities of the Issuer during the sixty days prior to December 22, 2017 are set forth in Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2018
(Date)

Blue Clay Capital Management, LLC*

By: /s/ Gary S. Kohler
Name: Gary S. Kohler Title: Founding Principal, Portfolio Manager and Chief Investment Officer
Gary S. Kohler*

By: /s/ Gary S. Kohler

Brian Durst*

By: /s/ Brian Durst

* The Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Persons are the beneficial owners of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated April 30, 2018, relating to the Common Stock, $0.01 par value of FAMOUS DAVE’S of AMERICA, INC. shall be filed on behalf of the undersigned.

April 30, 2018
(Date)

Blue Clay Capital Management, LLC

By: /s/ Gary S. Kohler
Name: Gary S. Kohler Title: Founding Principal, Portfolio Manager and Chief Investment Officer
Gary S. Kohler

By: /s/ Gary S. Kohler

Brian Durst

By: /s/ Brian Durst

Exhibit B

Schedule of Transactions in Shares during the Sixty Days prior to December 22, 2017

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
11/14/17	Common Stock, $0.01 par value		15,000	$4.45
11/16/17	Common Stock, $0.01 par value		5,000	$4.70
12/11/17	Common Stock, $0.01 par value		14,000	$7.00
12/22/17	Common Stock, $0.01 par value		4,000	$6.77